Exhibit (a)(1)(L)
Exchange Offer Expiration Reminder Notice
The purpose of this notice is to remind eligible partners that the offer to exchange certain stock options for new stock options (“Exchange Offer”) is scheduled to expire at 5:00 p.m., Pacific, on Friday, May 29, 2009. We currently have no plans to extend the expiration date. Only eligible partners with eligible stock options can participate in the Exchange Offer. Eligibility criteria are explained in the Offer to Exchange document previously provided to eligible partners. Eligible partners who do not make an election to surrender their eligible stock options by the deadline will continue to hold those stock options with their current exercise prices and terms.
How to Participate:
Eligible partners have two ways to elect to participate or modify a previous election in the Exchange Offer:
1.	Stock Option Exchange Program Website:

Use the Stock Option Exchange Program Website established for the Exchange Offer at https://www.corp-action.net/starbucks. To log onto the website, eligible partners must enter the Personal Identification Number (“PIN”) that was provided on the first page of the cover letter included in the Exchange Offer packet.

2.	Mail:

Eligible partners may complete a paper election form or notice of withdrawal and send it to BNY Mellon Shareowner Services (“BNYMellon”), whose mailing address is included on those paper forms. Eligible partners must return their completed and signed paper election form or notice of withdrawal only to BNYMellon.
Submissions by any other means, including delivery directly to Fidelity, Starbucks or its subsidiaries, will NOT be accepted.
The most cost-effective way to make an exchange election, or to withdraw an exchange election, is on the Stock Option Exchange Program Website. The cost (paid by Starbucks) for access to the Website is significantly lower than the fee to process a paper election form or notice of withdrawal.
Request New PIN or Election Form; Ask Questions:
Eligible partners who need a new PIN, election form or notice of withdrawal, or have questions, should contact the BNY Mellon Shareowner Services Customer Service Center, available 24 hours a day, 5 days a week (i.e., 12:00 a.m. Monday to 9:00 p.m. Friday, Pacific) at the numbers below:
From within North America: 1-866-221-4118
From outside North America (other than Chile): 800-327-61460
From Chile: (201) 680-6875
TDD (U.S. only): 1-800-231-5469 or (201) 680-6610 (6:00 a.m. to 2:00 p.m. daily, Monday – Friday, Pacific)
Deadline:
If eligible partners choose to participate in the Exchange Offer or modify a previous election(s), election(s) must be submitted online at the Stock Option Exchange Program Website, and/or the completed and signed paper election form or notice of withdrawal must be received, by BNY Mellon Shareowner Services, by 5:00 p.m., Pacific, on Friday, May 29, 2009.